UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ACE AVIATION HOLDINGS INC
(Name of Issuer)

          Common Stock – Class A Variable Voting Shares
(Title of Class of Securities)

             00440P201
(CUSIP Number)

John Maynard
West Face Capital Inc.
2 Bloor Street East, Suite 810
Toronto, Ontario M4W 1A8
647-724-8911
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

           October 29, 2008
(Date of Event which Requires Filing of this Statement)

If the filing Persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13 D

Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS.
I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY).

WEST FACE CAPITAL INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	[ ]			☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
		7	SOLE VOTING POWER

None
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		3,382,000
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSONS		None
	WITH	10	SHARED DISPOSITIVE POWER

3,382,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,382,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	[ ]			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.44% based on 25,171,000 shares outstanding as of September 30, 2008.
14.	TYPE OF REPORTING PERSON:

CO, IA

SCHEDULE 13 D

CUSIP No. 00440P201	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS.
I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY).

GREGORY A. BOLAND
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	[ ]			☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
		7	SOLE VOTING POWER

None
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		3,382,000
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSONS		None
	WITH	10	SHARED DISPOSITIVE POWER

3,382,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,382,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	[ ]			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.44% based on 25,171,000 shares outstanding as of September 30, 2008.
14.	TYPE OF REPORTING PERSON:

IN, HC

SCHEDULE 13 D

CUSIP No. 00440P201	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS.
I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY).

PALOMA INTERNATIONAL L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	[ ]			☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
		7.	SOLE VOTING POWER

None
		8.	SHARED VOTING POWER
NUMBER OF
	SHARES		870,500
	BENEFICIALLY OWNED	9.	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSONS		None
	WITH	10.	SHARED DISPOSITIVE POWER

870,500
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

870,500
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	[ ]			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.46% based on 25,171,000 shares outstanding as of September 30, 2008.
14.	TYPE OF REPORTING PERSON:

PN

CUSIP No. 00440P201	Page 5 of 9 Pages

1.	NAME OF REPORTING PERSONS
I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY).

S. DONALD SUSSMAN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF, WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

	[ ]			☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
		7.	SOLE VOTING POWER

None
		8.	SHARED VOTING POWER
NUMBER OF
	SHARES		870,500
	BENEFICIALLY OWNED	9.	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSONS		None
	WITH	10.	SHARED DISPOSITIVE POWER

870,500
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

870,500
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	[ ]			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.46% based on 25,171,000 shares outstanding as of September 30, 2008.
14.	TYPE OF REPORTING PERSON:

IN, HC

Page 6 of 9 Pages

This Amendment No. 1 relates to the Statement of Beneficial Ownership on Schedule 13D filed by West Face Capital Inc. (“West Face”), and Gregory A. Boland (“Mr. Boland”), Paloma International, L.P. (“Paloma”), and S. Donald Sussman (“Mr. Sussman”) (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (the “Commission”) on November 28, 2008 (collectively, the “Schedule 13D”).   Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.                      Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended to add the following information for updating as of October 29, 2008

Since August 31, 2008 (60 days prior to the date of the event requiring the filing of this statement), all Shares acquired by the Reporting Persons were acquired for the account of WFMF and WFLP, except as previously disclosed in the initial Schedule 13D and as disclosed in Amendment No. 2 thereto.  The aggregate purchase price paid by the Reporting Persons for such Shares was approximately $2,886,000 CAD. The source of funds for these acquisitions was the working capital of WFMF and WFLP.

The securities held for WFMF, WFLP and Paloma may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. The positions which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 5.                      Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended to add the following information for updating as of October 29, 2008

According to information filed by the Company with the U.S. Securities and Exchange Commission, as of September 30, 2008 the number of Shares outstanding was 25,171,000 based on the Company’s Report on Form 6-K, filed on November 12, 2008.

(a)  Each of West Face Capital and Mr. Boland may be deemed to be the beneficial owner of 3,382,000 Shares (approximately 13.44% of the total number of Shares outstanding, based upon the Form 6-K filed with the Commission on November 12, 2008).  This amount consists of: (A) 1,595,400 Shares held for the account of WFMF; (B) 916,100 Shares held for the account of WFLP; and (C) 870,500 Shares held for the account of Paloma.

(a)(i)  Each of Paloma and Mr. Sussman may be deemed to be the beneficial of 870,500 Shares (approximately 3.46% of the total number of Shares outstanding).  This amount consists of 870,500 Shares held for the account of Sunrise Partners Limited Partnership.

(b)(i) West Face may be deemed to have shared power to direct the voting and disposition of the 3,382,000 Shares that they may be deemed to beneficially own as set forth above.

(b)(ii)  Mr. Boland may be deemed to have shared power to direct the voting and disposition of the 3,382,000 Shares that West Face may be deemed to beneficially own as set forth above.

(b)(iii)  Each of Paloma and Mr. Sussman may be deemed to have shared power to direct the voting of 870,500 Shares that Paloma and Mr. Sussman may be deemed to beneficially own as set forth above.

Page 7 of 9 Pages

(c) Except for the transactions listed on Annex A hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since August 31, 2008 (60 days prior to the date of the event requiring the filing of this statement) by any of the Reporting Persons, other than those transactions reported on the initial Schedule 13D and Amendment No. 2 thereto.

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct..

Date: November 28, 2008	WEST FACE CAPITAL INC.

By: /s/ John Maynard
Name: John Maynard
Title: Chief Financial Officer

Date: November 28, 2008	GREGORY A. BOLAND
By: /s/ Gregory A. Boland

Date: November 28, 2008	PALOMA INTERNATIONAL L.P.
By: Paloma Partners Company L.L.C., its General Partner

By: /s/ Douglas W. Ambrose
Name: Douglas W. Ambrose
Title: Vice President

Date: November 28, 2008	S. DONALD SUSSMAN
By: /s/ Douglas W. Ambrose
Name: Douglas W. Ambrose
Title: Attorney-in-Fact

Page 9 of 9 Pages

ANNEX A

RECENT TRANSACTIONS IN THE SECURITIES OF
ACE AVIATION HOLDINGS INC

A.  Transactions for the account of West Face Long Term Opportunities Master Fund L.P:

Date of Transaction	Nature of Transaction	Number of Shares	Price per Share
October 29, 2008	PURCHASE	312,900	$4.80 CAD

B.  Transactions for the account of West Face Long Term Opportunities (USA) Limited Partnership:

Date of Transaction	Nature of Transaction	Number of Shares	Price per Share
October 29, 2008	PURCHASE	287,100	$4.80 CAD